Aspen Insurance Holdings Limited
141 Front Street
Hamilton HM 19
Bermuda

June 17, 2019
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, NE
Washington, D.C. 20549

Re: Aspen Insurance Holdings Limited-Request for Acceleration
Registration Statement on Form S-3
(File No. 333-231937)
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Aspen Insurance Holdings Limited hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to June 19, 2019 at 4:00 p.m. Eastern Time or as soon as practicable thereafter.
The cooperation of the staff in meeting the timetable described above is very much appreciated.
Sincerely,
Aspen Insurance Holdings Limited

By:	/s/ Silvia Martinez
Name:	Silvia Martinez
Title:	Group General Counsel and Company Secretary

cc:	Michael Groll and Joseph Ferraro, Willkie Farr & Gallagher LLP